

November 20, 2024

Mina Kim
Chief Executive Officer
ACELYRIN, INC.
4149 Liberty Canyon Road
Agoura Hills, CA 91301

   Re: ACELYRIN, INC.
    Registration Statement on Form S-3
    Filed November 13, 2024
    File No. 333-283209

Dear Mina Kim:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Jessica Dickerson at 202-551-8013 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Life Sciences

cc: Chadwick Mills, Esq.